File No. 70-9439
                   SECURITIES AND EXCHANGE COMMISSION
                         450 FIFTH STREET, N.W.
                         WASHINGTON, D.C.  20549
               __________________________________________
                 AMENDMENT NO. 2 TO FORM U-1 DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________
                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202

                 (Name of company filing this statement
               and address of principal executive offices)

                              Cinergy Corp.

             (Name of top registered holding company parent)

                           William L. Sheafer
                      Vice President and Treasurer
                              Cinergy Corp.
                             (address above)

                 (Name and address of agent of service)
The Commission is requested to direct all notices, orders and communications in this matter to:

                            George Dwight II
                             Senior Counsel
                              Cinergy Corp
                            (address above)
                              513-287-2643
                           513-287-3810 (fax)
                           gdwight@cinergy.com

The declaration as previously filed and amended is further amended hereby and restated in its entirety as set forth below.

Item 1.     Description of Proposed Transactions

     A.   Requested Approvals

     Cinergy Corp., a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), has in effect a Retirement Plan for Directors (the "Retirement Plan") under which non-employee members of the boards of directors of Cinergy, its two principal public utility subsidiaries, The Cincinnati Gas & Electric Company, an Ohio electric and gas utility ("CG&E"), and PSI Energy, Inc., an Indiana electricity utility ("PSI"), and its service company subsidiary, Cinergy Services, Inc. ("Services"), have accrued benefits based upon years of service payable at retirement in cash. In December 1998, the board of directors of Cinergy (the "Board") amended and restated the Retirement Plan to eliminate all future benefit accruals and to provide for conversion of accrued benefits, at the election of each participating director, to shares of Cinergy's common stock, $0.01 par value per share ("Common Stock").
Also in December 1998, the Board adopted a new retirement plan for non-employee directors, intended to supersede the Retirement Plan on a going forward basis, under which future accruals of retirement benefits will be paid entirely in shares of Common Stock, except under certain circumstances.

     Cinergy intends to submit the amended and restated Retirement Plan, as well as the new retirement plan, to the holders of its outstanding shares of Common Stock for action at the annual meeting of Cinergy's shareholders scheduled to take place on April 21, 1999 (the "Annual Meeting"). Assuming the presence of a quorum,/1/ approval of the plans requires the affirmative vote of the holders of not less than a majority of the shares of Common Stock present at the Annual Meeting in person or by proxy and entitled to vote on the plans./2/ Cinergy has hired Corporate Investor Communications, Inc. ("CIC"), a professional proxy solicitation firm, to assist in the solicitation of proxies.

     Shares of Common Stock distributed under the plans may be newly issued or treasury shares or shares purchased on the open market, in private transactions or otherwise, as determined in the Board's discretion.

     In this application Cinergy requests Commission approval (1) to solicit proxies with respect to the plans from the holders of its Common Stock for action at the Annual Meeting and (2) to issue up to 250,000 shares of Common Stock under the plans (75,000 under the new retirement plan, 175,000 under the amended and restated plan) from time to time though December 31, 2004./3/

     With respect to the approval requested in clause (1) of the preceding paragraph, Cinergy requests that the Commission issue its proxy solicitation order by not later than March 8, 1999, which date is one week before the scheduled mailing of the proxy materials to shareholders. Receipt of the Commission's proxy solicitation order by March 8th will give Cinergy adequate advance time to print the proxy materials and prepare for the mailing on the 15th.

     Cinergy believes that the amended and restated Retirement Plan and the new retirement plan for non-employee directors foster long-term corporate goals and are in the best interests of shareholders since, by providing for equity- rather than cash-based retirement benefits, the plans better align the interests of Cinergy's directors with those of its shareholders.

     B.   Amended and Restated Cinergy Corp. Retirement Plan for
          Directors

          1.   Introduction

     Effective October 24, 1994 (the date CG&E and PSI Resources, Inc. consummated their merger to form Cinergy), Cinergy adopted the Retirement Plan, an unfunded retirement plan for non-employee directors of Cinergy, CG&E, PSI and Services. Under its terms, non-employee directors with five or more years of service have been entitled to receive annual retirement compensation in an amount equal to the annual board retainer fee in effect at the time of termination of service as a director, plus the product of the fee paid for attendance at a board meeting multiplied by five, with the compensation paid for as many years as the person served as a director.

     Effective January 1, 1999, subject to shareholder and Commission approval, Cinergy amended and restated the Retirement Plan (the "Amended Retirement Plan") to eliminate future accruals of benefits and to provide for the conversion of currently accrued benefits to units payable at retirement in shares of Common Stock.

          2.   Summary of Plan Features

               a.   Participants

     Non-employee directors with five or more years of service on the board of directors of Cinergy, CG&E, PSI or Services prior to December 31, 1998, as well as all non-employee directors serving on one or more of those boards as of December 31, 1998 regardless of years of service, will participate in the Amended Retirement Plan. The total number of participants is 24, of which 14 are current directors and 10 are former directors.

               b.   Retirement Benefits

     The Amended Retirement Plan provides for three categories of retirement benefits:

     Category 1 - each participant who retires as a director, or dies while serving as a director, after January 1, 1999 and who has elected to be included in this category will have his or her "Accrued Benefit" converted to units (each, a "Deferred Unit") representing shares of Common Stock (based on the closing market price per share of the Common Stock on December 31, 1998 - $34.375).

     Category 2 - each participant who retires as a director, or dies while serving as a director, after January 1, 1999 and who has elected to be included in this category will receive an annual cash payment equal to the fees in effect on December 31, 1998.

     Category 3 - each participant who retires as a director prior to January 1, 1999 (i.e., a former director already in "pay" status) will receive an annual cash payment equal to the fees in effect on the date preceding his or her retirement as a director.

     "Fees" have the same meaning under the Amended Retirement Plan as under the original Retirement Plan, i.e., the annual board of directors retainer fee plus five times the meeting fee./4/ "Accrued Benefit" means a participant's total benefit entitlement as of December 31, 1998 reduced to a present value.

               c.   Unit Accounts

     In addition to the initial number of Deferred Units credited to a Category 1 participant's account (a "Unit Account"), the Unit Account will be credited with additional Deferred Units equal in value to the cash dividends which would have been paid on the number of shares represented by Deferred Units in the Unit Account on any dividend payment date. Unit Accounts will also be proportionately adjusted for any stock split, stock dividend, combination or exchange of shares or similar change affecting the Common Stock.

     Unit Accounts will be paid out in shares of Common Stock, with each credited unit being equal to one share of Common Stock.

               d.   Payment and Duration of Benefits

     Generally, whether paid in cash or stock, benefit payments under the Amended Retirement Plan will begin in February following the later of
(a) the date a participant ceases to be a director or (b) the participant's attainment of age 55.

     Category 1 participants may choose to have benefits paid either in a lump sum or in annual installments over a period of two years. A Category 2 participant will receive benefits for a term equal to the number of full years of service completed as of December 31, 1998. Each Category 3 participant will receive benefits for a term equal to the number of full years for which he or she served as a non-employee director.

     Payments under the Amended Retirement Plan will continue to a participant's beneficiary after the participant's death.

     C.   Cinergy Corp. Directors' Equity Compensation Plan

          1.   Introduction

     Effective January 1, 1999, subject to Commission and shareholder approval, Cinergy adopted the Cinergy Corp. Directors' Equity Compensation Plan (the "Directors' Equity Plan" and, together with the Amended Retirement Plan, the "Plans") to replace the Retirement Plan on a going forward basis. The Directors' Equity Plan is an unfunded plan under which, commencing December 31, 1999, each non-employee director of Cinergy will receive, at the Board's discretion, an annual award comprised either of 450 shares of Common Stock or the cash equivalent thereof. Cinergy anticipates that, except under certain circumstances (see below Section D.1, "Features Common to the Plans/Administration"), all awards will be in Common Stock.

          2.   Summary of Plan Features

               a.   Eligibility

     Each non-employee director of Cinergy, on January 1 of any year, commencing January 1, 1999, and each person who after January 1, 1999 is elected or appointed for the first time to be a non-employee director of Cinergy during the course of any year, is eligible to receive an award under the Directors' Equity Plan for that year. All current non-employee directors of Cinergy are eligible to participate in the Directors' Equity Plan. The ultimate number of participants will depend on the number of non-employee directors of Cinergy over the life of the Plan, which has no set expiration date.

               b.   Awards

     Commencing December 31, 1999, and on each following December 31, each eligible non-employee director during the just-completed year will be granted a "Stock Award" or a "Cash Award," as determined by the Board in its discretion. A Stock Award will consist of 450 units ("Units"), with each Unit representing one share of Common Stock. Any Cash Award will be an amount in cash equal to the market value of 450 shares of Common Stock on the date of grant. Awards to directors who retire from the Board during the course of a year will be prorated based upon their lengths of service during the year. Subject to Section D.1 below, Cinergy anticipates that all awards under the Plan will be Stock Awards.

               c.   Accounts

     Stock Awards and any Cash Awards under the Directors' Equity Plan will be credited to individual bookkeeping accounts ("Accounts") maintained for each participant. A director's Account will be credited with additional full and fractional Units equal in value to the cash dividends which would have been paid on the number of shares represented by Units in the Account on any dividend payment date. Accounts also will be proportionately adjusted for any stock split, stock dividend, combination or exchange of shares or similar change affecting the Common Stock. Any cash amounts in an Account will be credited with interest at the rate quoted for a one year $100,000 certificate of deposit.

     The Board has discretion at any time to convert Cash Awards and accrued interest in a director's Account to Units by dividing the amount of cash credited to the Account by the market value of the Common Stock on the conversion date.

               d.   Payment of Benefits

     All whole Units in a director's Account will be distributed in the form of shares of Common Stock (with cash paid in lieu of fractional shares). Unless converted to Units, any cash in an Account will be paid out in cash. A director may elect to have his or her Account paid out in a single lump sum or in annual installments over a period of two to ten years. In either case, payment will be made, or begin, on the first business day of the calendar year following the date of the director's retirement from Cinergy's Board. Upon the death of a Plan participant, any amounts remaining in his or her Account will be paid in a lump sum, within 90 days, to the participant's designated beneficiary or estate.

     D.   Features Common to the Plans

     The following features of the Plans are identical, except where otherwise noted.

          1.   Administration

     The Plans will be administered by the Board. In addition to having the right to interpret and otherwise regulate each Plan, the Board is specifically authorized to reverse any action thereunder which would adversely affect the ability of Cinergy to use pooling of interests accounting in a merger or other corporate transaction; in that event, the Board is authorized to provide appropriate cash or other substitute compensation.

          2.   Assignment

     Benefits or awards, whether payable in stock or cash, may not be assigned, transferred, pledged, encumbered or otherwise disposed of prior to their distribution in accordance with the terms of the Plan.

          3.   Change in Control

     If Cinergy undergoes a "change in control" (as defined), each participant (or beneficiary) will be entitled to receive a lump sum payment of the actuarial equivalent of benefits accrued and remaining unpaid as of the date of the change in control. The lump sum equivalent will be calculated assuming the interest rate used by the Pension Benefit Guaranty Corporation in determining the value of immediate benefits as of the immediately preceding January 1.

          4.   Amendment and Termination

     Although the Directors' Equity Plan is intended to be of indefinite duration, the Board may amend or terminate either Plan at any time. The foregoing notwithstanding, with respect to the Amended Retirement Plan, no termination or amendment may deprive any participant (or beneficiary) of any benefits accrued under the Plan prior to the termination or amendment without his or her consent, and with respect to the Directors' Equity Plan, no termination or amendment may deprive any participant (or beneficiary) of any benefits accrued under the Plan prior to the termination or amendment without his or her consent.

Item 2.     Fees, Commissions and Expenses

     The fees, commissions and expenses to be incurred, directly or indirectly, by Cinergy or any associate company thereof in connection with the proposed transactions are estimated as follows:

     Form S-8 registration fees    $2,500
     Printing                      $85,000
     Postage and handling          $240,000
     Fees and expenses of CIC      $75,000
     TOTAL  $402,500

Item 3.     Applicable Statutory Provisions

     Sections 6(a), 7 and 12(e) and rules 42, 54, 62 and 65 are or may be applicable to the proposed transactions.

     Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if the conditions of rule 53(a), (b) and (c) are satisfied.

     Cinergy currently does not meet the conditions of rule 53(a). At September 30, 1998, Cinergy's "aggregate investment," as defined in rule 53(a)(1), in EWGs and FUCOs was approximately $616 million. This amount equals approximately 65% of Cinergy's "consolidated retained earnings," also as defined in rule 53(a)(1) (approximately $954 million), which exceeds the 50% "safe harbor" limitation contained in rule 53(a). By order dated March 23, 1998 (HCAR No. 26848) ("100% Order"), the Commission authorized Cinergy to increase its total investments in EWGs and FUCOs to 100% of consolidated retained earnings. Accordingly, although Cinergy's aggregate investment exceeds the 50% safe harbor, such additional level of investment is expressly permitted under the 100% Order.

     At September 30, 1997, the most recent period for which financial statement information was evaluated in the 100% Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt; at such date, Cinergy's pro forma consolidated capitalization, taking into account the entire amount of non-recourse debt allocable to Cinergy's ownership interest in EWGs and FUCOs (i.e., $949 million) was 38.2% equity and 61.8% debt. As shown in Exhibit H filed herewith, Cinergy's consolidated capitalization at September 30, 1998 consisted of 42.4% equity and 57.6% debt; also as shown in Exhibit H, even if the entire amount of then-outstanding non-recourse debt allocable to Cinergy's ownership interest in EWGs and FUCOs were consolidated (i.e., $1.1 billion), equity would still comprise 35.9% of the overall capital structure. The proposed transactions - involving the potential issuance of up to 250,000 shares of Cinergy's common stock over the next five years under certain retirement plans for directors - would have an immaterial impact on Cinergy's capitalization.

     With respect to earnings, the 100% Order stated that Cinergy did not report a full-year operating loss attributable to its investments in EWGs and FUCOs for any year 1992 through 1996. That order also stated that Midlands Electricity plc ("Midlands"), a FUCO in the United Kingdom in which Cinergy has a 50% ownership interest, recorded a one-time extraordinary charge in the third quarter of 1997 as a result of a windfall profits tax imposed by the authorities in the United Kingdom, of which $109 million was allocable to Cinergy. However, the 100% Order noted that Midland's credit ratings by Standard and Poor's remained unchanged following the charge. Since the date of the 100% Order (as disclosed in various quarterly notification certificates in File No. 70-9011), Cinergy's investments in EWGs and FUCOs have continued to make a positive contribution to Cinergy's earnings.

     With respect to the remaining conditions of rule 54, Cinergy has complied and will continue to comply with the record-keeping requirements of rule 53(a)(2), the limitation under rule 53(a)(3) on the use of operating company personnel in rendering services to EWGs and FUCOs, and the requirements of rule 53(a)(4) concerning submission of specified filings under the Act to retail rate regulatory agencies. In addition, none of the conditions in rule 53(b) has occurred.

Item 4.     Regulatory Approval

     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.     Procedure

     So that Cinergy has adequate time to solicit proxies for its annual meeting of shareholders scheduled to take place on April 21, 1999, Cinergy requests that the Commission issue and publish not later than March 8, 1999 a public notice under rule 23 with respect to the filing of this declaration together with an order under rule 62(d) permitting the proposed solicitation of proxies.

     Cinergy further requests that such notice and order specify a date not later than April 5, 1999 as the date after which the Commission may issue an order permitting this declaration to become effective with respect to the balance of the transactions proposed herein.

     Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.     Exhibits and Financial Statements

            (a)  Exhibits:

       A-1         Certificate of Incorporation of Cinergy (incorporated
by reference from exhibit filed with Cinergy's 1993 Form 10-K in File No.
1-11377)

       A-2         By-Laws of Cinergy, as amended

       B-1         Draft notice of Annual Meeting (included as part of
Exhibit B-2)

       B-2         Draft of proxy statement

       B-3         Draft of form of proxy

       B-4         Amended and Restated Cinergy Corp. Retirement Plan for
Directors

       B-5         Cinergy Corp. Directors' Equity Compensation Plan

       C-1         Registration Statement on Form S-8 relating to Amended
and Restated Cinergy Corp. Retirement Plan for Directors (to be filed by amendment)

       C-2         Registration Statement on Form S-8 relating to Cinergy
Corp. Directors' Equity Compensation Plan (to be filed by amendment)

       D           Not applicable

       E           Not applicable

       F-1         Preliminary opinion of counsel

       G           Form of Federal Register notice

       H           Pro Forma Consolidated Capitalization at September 30,
1998

            (b)  Financial Statements:

       FS-1         Cinergy Pro Forma Consolidated Financial Statements,
dated September 30, 1998

       FS-2         Cinergy Pro Forma Financial Statements, dated September
30, 1998

       FS-3         Cinergy Consolidated Financial Data Schedule (included
as part of electronic submission only)

       FS-4         Cinergy Financial Data Schedule (included as part of
electronic submission only)

Item 7.     Information as to Environmental Effects

     (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                SIGNATURE
     Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 5, 1999

                                     CINERGY CORP.

                                     By: /s/Jerome A. Vennemann
                                     Acting General Counsel &
                                     Assistant Corporate Secretary

                                ENDNOTES
/1/ A majority of the holders of record of the Common Stock at the close of business on February 22, 1999, present at the Annual Meeting in person or by proxy, constitutes a quorum for these purposes. The number of shares of Common Stock outstanding at December 31, 1998 was 158,664,532.

/2/ In the event the amended and restated Retirement Plan is not approved by shareholders, the existing Retirement Plan will continue in effect.

/3/ Cinergy is not asking for approval for shares that Cinergy purchases on the open market (in private transactions or otherwise) and uses to satisfy the equity features of the plans, such transactions being exempt under rule 42.

/4/ Non-employee directors of Cinergy, CG&E, PSI and Services receive an annual retainer fee of $30,000 plus a fee of $1,500 for each board meeting attended. Non-employee directors who also serve on one or more standing committees of the board receive an annual retainer fee of $3,000 for each committee membership plus a fee of $1,500 for each committee meeting attended. The fee for any board or committee meeting held via conference call is $750. In consideration of their additional responsibilities and time commitments, non-employee directors serving as chairpersons of board committees receive an additional retainer of $3,000. Directors who are also employees of Cinergy or any of its subsidiaries receive no remuneration for their services as director.